FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑

Banco Santander, S.A.

Item

1	Press Release dated June 17, 2011 regarding Annual Shareholders’ Meeting of Banco Santander, S.A. held on 17 June 2011

Press Release
Banco Santander’s Annual Shareholders’ Meeting
Emilio Botín: “We expect profit to be in line
with 2010 and to maintain the dividend at EUR
0.60 per share”
•	“Over the coming years, I am confident that the real potential of the bank’s results will be reflected in the significant rates of growth of our profit.”

•	The Board of Directors yesterday agreed to pay a first interim dividend for 2011 on 1 August amounting to 0.13 euros per share, which is equal to that paid in 2010.

•	“After three years of a strong economic and financial crisis we can assure that the international economy is recovering.”

•	“Our business in Spain has reached a moment in which the trend is clearly changing, a turning point. The customer margin is recovering and non-performing loans have peaked.”

•	“Now is the time to continue working towards reducing the distance from those countries that are making a clear recovery. To do so, the key is completing the restructuring of the financial system.

•
“Spain will get through this crisis, as it has always done in difficult moments. What is needed can be summed up in three words: Reforms, work and confidence. We have very competitive companies and the best prepared generation of young people in the history of the country.”

•	“With a dividend yield of 7.5%, the Banco Santander share is clearly an excellent investment opportunity.”

•
“Our aim is to further improve our business model in terms of geographical diversification, balance sheet strength, liquidity, high return on our share capital, dividends, operating efficiency, service quality and a strong and attractive brand.”

Madrid, June 17, 2011 — Banco Santander Chairman Emilio Botín today presided over the Bank’s Annual Shareholders’ Meeting, which approved the bank’s 2010 results. Banco Santander registered net attributable profit of EUR 8,181 million last year, down 8.5% from 2009. Mr. Botín said: “Against the difficult backdrop of 2010, marked by instability in the markets, significant changes in financial regulation and a fragile economic recovery, Banco Santander was able to achieve an excellent year. This profit is from ordinary income, does not include any type of extraordinary gains and was achieved along with a highly prudent provisioning policy.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In his speech to shareholders, Santander’s Chairman recalled that, “For a fourth year in a row, Banco Santander was one of the banks with the largest profits worldwide, which confirms its ability to be profitable even in more difficult economic scenarios. Accumulated profit over the last four years amounted to EUR 35 billion, which places the bank in third place worldwide in terms of earnings. During this same period, Banco Santander kept shareholder remuneration stable, distributing a total of EUR 18.8 billion.”
Botín described the four pillars which support Banco Santander’s growth and differentiate Santander from other large international banks:
• Capital and liquidity strength: “The strength of the balance sheet has been one of our priorities in 2010 and we have continued making this a priority during the first few months of 2011. Banco Santander has high solvency ratios of maximum quality,” Botín said. He explained that core capital is now above 9% (last year, this ratio closed at 8.8%) which is greater than that stipulated by the new regulation. He added: “This excellent performance is to a large extent the result of the Group’s ability to organically generate capital. Banco Santander has a rate of return on capital which is one of the highest among the main global banks.” Regarding the liquidity position, he recalled that the Bank raised EUR 109 billion in deposits and launched issues in various markets amounting to EUR 38 billion.
• Strict risk management. “We maintain our non-performing loans ratios below the system average in all geographical areas in which we are present. In addition, except for Spain and Portugal, the non-performing loans ratio already shows a downward trend in the Group’s other main units. This is all being reinforced with a very conservative provisioning policy. In recent years we have recognised provisions amounting to EUR 27.3 billion, and we have limited exposure to the construction and property development sector in Spain.”
• The customer-focused retail banking business model: Retail banking represents 80% of the Group’s profit. “Banco Santander has the largest international banking branch network, with 14,700 offices providing service to 101 million customers. Over the last year and a half, we have increased our distribution capacity by 1,100 offices and the number of customers by nine million. Our retail banking business model is closely related to our structure of autonomous subsidiaries in terms of capital and liquidity, which is strengthened by listing our main subsidiaries on the stock market.”
• Geographical diversification: “Banco Santander’s strategy in recent years has been aimed at reaching a critical mass and high quotas in our 10 main markets, of which half are developed markets and half are emerging markets,” Botín said. He highlighted that “over the last few years, Banco Santander has been able to offset the weak results in Spain and Portugal with the high growth of our profits in Latin America and the growing results from the integration of our banks in the United Kingdom and the United States. We are the only international bank with a significant presence in six economies of the G-20. The presence of Banco Santander in Latin America is double that of the second global bank in the region.”
He outlined the excellent economic fundamentals and stability of Brazil, which accounts for 25% of the Group’s profit. “Banco Santander anticipated Brazil’s positive outlook and invested $27.100 billion in this market. After unifying the brand and technological integration, we expect to obtain greater commercial strength and gain market share in the coming years.” The rest of Latin America represents 18% of the Group’s profit and is also a fundamental platform for growth.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Regarding the U.K, where Santander has 1,412 branches and which accounts for 18% of the Group’s profit, Botín said: We are the second retail bank in terms of deposits, offices and mortgages and the only international bank that is succeeding in this country.”
Botín also mentioned the Bank’s business in Spain, which contributes 15% to total profit. “After a few years of economic weakness, which translated into less profit, our business has reached a moment in which the trend is clearly changing, a turning point. The results obtained during the first quarter have shown this: the customer margin is recovering and non-performing loans have peaked. We expect the non-performing loans ratio in Spain to reach its highest level in 2011.”
As to Portugal, he said: “We expect the sovereign debt crisis in Portugal to have a very minimum impact on the Group. He explained that the portfolio of Portuguese government debt amounts to EUR 1.600 billion. “Our bank is the most solvent and solid of the country and represents 4% of the Group’s business and 3% of profit,” he added.
Botín went through the acquisitions carried out in 2010 in Germany (173 branches of SEB bank) and Poland (Zachodni Bank). He said: This strategy of strengthening our geographic position was accompanied by a policy of divestments which allowed the amount of purchases carried out by Banco Santander in the last three years to be virtually equal to the figure obtained from sales, totalling EUR 14 billion.”
Botín highlighted the Group’s strategy of listing its main subsidiaries on local markets and mentioned the following advantages:
• It is consistent with our model of autonomous subsidiaries in terms of capital, liquidity and living wills.
• It enhances the value of our subsidiaries and serves as an instrument for local purchases.
• It enables us to provide incentives to local teams.
• It is a potential source of very flexible and immediate capital for the Group.
• Lastly, it promotes transparency and good corporate governance
The international economic environment
Botín devoted part of his speech to a review of the international economic outlook. “After three years of acute economic and financial crisis, we can say that the international economy is recovering. In particular, the data confirms the strengthening of the emerging economies.” In advanced economies, he said that “the main countries show increasingly stronger signs of consolidating their rate of growth, which will positively impact other countries that are still in a slow recovery phase.”
Regarding Spain, he noted that “In the past year, important steps were taken with a view to recovering the confidence of international markets. Structural reforms were launched which have allowed Spain to remain separate from the peripheral countries. Therefore, now is the time to continue working towards reducing the distance. from those countries that are making a clear recovery. To do so, the key is completing the restructuring of the financial system.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

If we look at it with perspective, the changes that have been made to the sector have been very significant over a short period of time.
However, it is fundamental to move forward quickly on two issues:
•	First, the recapitalisation of certain institutions and their stock exchange listings.

•	Second, ensure its profitability, which requires paying special attention to margins and reducing costs.”
“Looking to the future, I am confident that Spain will get through this crisis, as it has always done in difficult moments. What is needed can be summed up in three words: reforms, work and confidence. We have very competitive companies and the best prepared generation of young people in the history of the country. The situation of our economy offers many important challenges for the bank. The key element is that solvent projects and the productive sectors of the Spanish economy receive the necessary financing.
Lastly, Botín discussed the future of the bank and his confidence in the outlook for the share price. “The performance of the Santander share is absolutely not in line with the trend of results in recent years or the solidity of our balance sheet,” he said. He added that he is confident that “in view of our Group’s prospects for generating future profits, the Bank’s share will strongly recover and reflect the real value of the Santander Group. With a dividend yield of 7.5%, the Banco Santander share is clearly an excellent investment opportunity.” He recalled that goal of keeping shareholder remunration in 2011 at EUR 0.60 a share, and announced that the Board of Directors yesterday agreed to distribute, from Aug. 1, the first dividend against 2011 results of EUR 0.13 a share, unchanged from the same dividend in 2010.
“During the first few months of 2011 we have confirmed our ability to generate recurring profit. Profit for the first quarter amounted to EUR 2.108 billion. The forecast for the second quarter is that these trends will continue. Accordingly, in 2011 we expect to obtain net profit in line with that obtained in 2010,” he said. He added that, “In the coming years, I am confident that the real potential of the bank’s results will be reflected in the significant rates of growth in our profit.”
“Our strategy will not change. Our aim is to further develop our business model in terms of geographical diversification, balance sheet strength, liquidity, high return on our share capital, dividends, operating efficiency, service quality, a strong and attractive brand. Our objective is not size for the sake of size, but rather the solidity and profitability of the Bank. Therefore, we will analyse opportunities for acquisition or divestment as carefully and with as much detail as we have always done. We will only consider investments that fit into our business model and clearly add value for shareholders in the medium term. Today Banco Santander is a more solvent, leading bank with greater potential for growth than at the beginning of the financial crisis,” he concluded.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Alfredo Sáenz: “Our presence in emerging markets will be a key driver of growth for the Group in the coming years”
Banco Santander Chief Executive Alfredo Sáenz, explained the bank’s 2010 results and his vision of the future to shareholders. “We are one of the best positioned international Banks to continue generating profitable growth in the coming years. We are well-diversified, with one of the most solid balance sheets in international banking, with a presence in markets that are growing and with a banking model that has proved its success, year after year,” Sáenz said.
Saénz reviewed performance in the various markets in which the bank is present: mature markets, where the recovery is still beginning and emerging markets with strong growth.“ This portfolio of businesses reflects the advantages of a well-diversified Group: each one of the units is in a different cycle and this translates into strong stability for the Group’s earnings. Our presence in emerging markets will be a key driver of growth for the Group in coming years,” he said.
The Chief Executive outlined three important challenges facing the sector:
•	“The lack of growth in business volumes in economies that will continue to deleverage alter years of growth in lending, for example Spain and Portugal as well as the U.K. and the U.S.”

•
“New banking regulations, which place pressure on the underlying returns of the system, diminish the supply of credit and make it more expensive. We are living through very significant regulatory changes in the financial sector that will make it more solid, stable and robust.” Regarding the new capital and liquidity requirements know as Basel III, Saénz noted that they would not come into full effect until 2019. He also pointed out that some very important issues are still to be concluded, for example the regulations regarding systemic risk. “The authorities now recognize that size is not the most important factor in reviewing systemic risk; rather other factors, such as the risk assumed by the institution and the degree of interconnection among its various units and businesses.”

•
High funding costs for financial institutions in financial markets, which in turn affect customers and lowers their demand for credit. The differentials at which the bank issues in wholesale markets are going to be higher than what we saw prior to 2007.”

“The financial sector has a clear mission to accomplish in the coming years: recognize the changes in the landscape; adapt ourselves to them; and seek out markets or sectors with high potential for growth,“ said Sáenz. He also identified the key characteristics that winning Banks will have in the new landscape: balance sheet solidity; critical mass in the markets n which they operate; strong presence in growing markets and, specifically, in emerging markets.
“We have great opportunities ahead of us and we are working to make sure we take advantage of them. We are well positioned to continue generating profitable growth and, therefore, to continue to add value despite the difficult environment for the sector.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 17, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President